

January 15, 2015

<u>Via E-mail</u>
Mr. R. Scott Huennekens
President and Chief Executive Officer
Volcano Corporation
3721 Valley Centre Drive, Suite 500
San Diego, California 92130

> **Re: Volcano Corporation**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed January 13, 2015**
> **File No. 005-82497**

Dear Mr. Huennekens:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   While not necessarily agreeing with your analysis regarding the existence of a tender offer, we have determined not to pursue the applicability of Rule 13e-4 to the offer at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

You may contact me at (202) 551-3503 if you have any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Matthew T. Browne, Esq.
        Cooley LLP